Novatel Wireless Reports Fourth Quarter 2014 Financial Results
Revenues Increase 25% from Third Quarter of 2014
Company Exceeds Profitability Targets; Establishes Foundation for Growth in 2015

SAN DIEGO-February 19, 2015 -- Novatel Wireless (NASDAQ: MIFI), a leading provider of solutions for the Internet of Things (IoT) and inventors of MiFi® technology, announced financial results for the fourth quarter ended December 31, 2014.
The Company announced the following GAAP results for the fourth quarter of 2014:

•
Revenue increased by 24.9% to $55.4 million in the fourth quarter, compared to $44.3 million in the third quarter of 2014. Revenue from mobile computing products was $47.0 million in the fourth quarter, compared with $34.8 million in the third quarter of 2014. Revenue from M2M products was $8.4 million in the fourth quarter compared to $9.5 million in the third quarter of 2014.

•
Net loss was ($4.4 million), or ($0.10) basic net loss per share, in the fourth quarter compared to a net loss of ($8.8 million), or ($0.23) basic net loss per share, in the third quarter of 2014. The net loss for the fourth quarter of 2014 included charges of $0.3 million for restructuring activities, $0.8 million for the final payment by the Company in its shareholder litigation, $0.4 million for recognition of a beneficial conversion feature on convertible preferred stock that converted to common stock in the quarter, and $5.5 million related to an all-employee retention bonus plan adopted in 2014 as part of the Company’s turnaround efforts. The net loss for the fourth quarter also included a $1.5 million gain associated with the change in fair value of a Company-issued warrant to purchase common stock, and a $1.6 million gain from an escrow account refund related to a historic acquisition (net of claims against the escrow account).

"We successfully executed our strategy in the fourth quarter to leverage our MiFi® business into a return to profitability, with enhanced product sales and rationalized expenses," said Alex Mashinsky, CEO of Novatel Wireless. "We anticipate continued growth in 2015, as we expect to increase our MiFi revenues by more than 20% compared to 2014. Also, as we commence 2015, we are focused squarely on enhancing our leadership in the expanding IoT ecosystem. Demand continues to build for our innovative IoT solutions, and we are excited about our prospects to drive sales growth throughout 2015 with our robust IoT technology. We expect to achieve double-digit organic growth in IoT revenue in 2015, with acquisition activity also anticipated to increase our IoT business into volumes more closely aligned with our MiFi business volumes by year-end.”

The Company also announced the following non-GAAP results for the fourth quarter of 2014. A reconciliation of GAAP to non-GAAP measures is included in the tables accompanying this news release:

•
Non-GAAP gross profit increased by 24.5% to $13.2 million in the fourth quarter, from $10.6 million in the third quarter of 2014, with relatively flat non-GAAP gross margin of 23.8% in the fourth quarter compared to 23.9% in the third quarter of 2014. Non-GAAP gross margin on mobile computing products was 23.4% in the fourth quarter, compared to 23.1% in the third quarter of 2014, and non-GAAP gross margin on M2M products was 26.0% in the fourth quarter, compared to 26.6% in the third quarter of 2014.

•	Non-GAAP operating expenses remained relatively flat at $12.7 million in the fourth quarter, compared to $12.8 million in the third quarter of 2014.

•
Adjusted EBITDA was $1.8 million in the fourth quarter compared to $(0.6 million) in the third quarter of 2014. This improvement was driven by increased revenue in the fourth quarter combined with ongoing expense discipline. Adjusted EBITDA excludes restructuring charges, the final payment by the Company in its shareholder litigation, the recognition of a beneficial conversion feature on convertible preferred stock that converted to common stock in the quarter, accruals related to an all-employee retention bonus plan adopted in 2014 as part of the Company’s turnaround efforts, a gain associated with a change in fair value of a Company-issued warrant to purchase common stock, a refund from an escrow account related to a historic acquisition (net of claims against the escrow account), share-based compensation expense, interest, taxes, depreciation and amortization.

•
Non-GAAP net income for the fourth quarter was $0.3 million, or $0.01 per fully-diluted share, compared to a net loss of ($2.4 million), or ($0.06) per share, in the third quarter of 2014. As with adjusted EBITDA, non-GAAP net income improved during the fourth quarter due primarily to the Company’s revenue growth combined with ongoing expense discipline. Non-GAAP net income excludes the same items as adjusted EBITDA, except it includes interest, taxes, depreciation and amortization (unrelated to acquisitions).

Quarterly Highlights

The Company’s business and organizational highlights since the beginning of the fourth quarter include:

•
On January 7, 2015, the Company introduced the MT 1200, a competitively-priced mobile tracking telematics solution for fleet management, usage-based insurance and other connected vehicle applications. Designed to simplify integration and use, the compact MT 1200 offers "tried and true" vehicle tracking and driver behavior monitoring features combined with an open platform option and a best-in-class user experience designed for swift integration and efficient management. The MT 1200 supports GPRS, CDMA2000® 1xRTT, and HSDPA technologies.

•
The Company’s award-winning line of MiFi-powered SA 2100 LTE IoT gateways for telemetry and telematics was certified by Verizon Wireless for AWS/Band 4 LTE and support for Private Network. This was the third Novatel Wireless AWS/Band 4 solution certified through Verizon Wireless since the network enabled AWS/Band 4 earlier in 2014.

•
In November, the Company was named a 2015 CES Innovation Awards Honoree for the Verizon 4G LTE Mobile Hotspot MiFi® 6620L, the most powerful hotspot ever. Products entered in this prestigious program were judged by a preeminent panel of independent industrial designers, independent engineers and members of the trade media to honor outstanding design and engineering in cutting-edge consumer electronics products across 28 product categories. The global-ready MiFi 6620L mobile hotspot is the first Verizon Wireless Jetpack® that connects up to 15 devices to the Verizon XLTE network supporting up to 20 hours of use on a single charge, and has received accolades and awards from a number of industry outlets.

•
The Company strengthened its global distribution network and customer base, supplying IoT solutions internationally. In the fourth quarter, the Company announced distribution agreements in the Middle East with Server Corner GlobalTech and NOMD Telecom, and in February, the Company announced an extended agreement with GPS Chile, offering telematics solutions throughout the region.

•
In December, the Company’s MT 3060 OBD II telematics solution for Chipin’s “Fairzekering” usage-based insurance offering was awarded Most Innovative Solution by two separate prestigious programs in the Netherlands: The Accenture Innovation Awards and the Generali AM Innovation Awards.

•
On October 31, 2014, the Company obtained a $25.0 million revolving credit facility with Wells Fargo Bank. The credit facility provides the Company with enhanced capital flexibility for its growth initiatives and general corporate purposes.

•
The Company strengthened its leadership team in the fourth quarter. In October, the Company announced the appointment to the Company’s Board of Directors of Philip Falcone, Chairman and CEO of Harbinger Group Inc., and Robert Pons, Executive Vice President of Business Development of HC2. In November, Alex Mashinsky was appointed permanent CEO of the Company, after having served as interim CEO since June 13, 2014.

First Quarter Business Outlook
The following statements are forward-looking and actual results may differ materially. Please see the section titled, "Cautionary Note Regarding Forward-Looking Statements" at the end of this news release. A more detailed description of risks related to our business is included in the reports filed by the Company with the Securities and Exchange Commission.
Our guidance for the first quarter of 2015 reflects current business indicators and expectations as of the date of this release. All figures are approximations based on management's beliefs and assumptions as of the date of this release.

First Quarter 2015 Outlook
Revenue	$50 - $55 million
Non-GAAP Gross Margin	23.5% - 25.5%
Non-GAAP Operating Expenses	$13 - $14 million
Adjusted EBITDA	$0.0 - $1.0 million
Non-GAAP Earnings Per Share	$(0.03) - $0.00
Weighted Average Shares Outstanding	approximately 46 million

Conference Call Information
Novatel Wireless will host a conference call and live webcast for analysts and investors today at 5:00 p.m. ET. To access the conference call:

•	In the United States, call 1-877-317-6789

•	International parties can access the call at 1-412-317-6789

Novatel Wireless will offer a live webcast of the conference call, which will be accessible from the "Investors" section of the Company's website at www.novatelwireless.com. A telephonic replay of the conference call will also be available one hour after the call and will be available until February 27, 2015. To hear the replay, parties in the United States may call 1-877-344-7529 and enter conference code 10059616#. International parties may call 1-412-317-0088 and enter the same code.

ABOUT NOVATEL WIRELESS

Novatel Wireless, Inc. (Nasdaq: MIFI) is a leader in the design and development of M2M wireless solutions based on 3G and 4G technologies. The Company delivers Internet of Things (IoT) and Cloud SaaS services to carriers, distributors, retailers, OEMs and vertical markets worldwide. Product lines include MiFi® Mobile Hotspots, USB modems, Expedite® and Enabler embedded modules, Mobile Tracking Solutions and Asset Tracking Solutions. These innovative products provide anywhere, anytime communications solutions for consumers and enterprises. Novatel Wireless is headquartered in San Diego, California. For more information please visit www.novatelwireless.com. @MIFI

Cautionary Note Regarding Forward-Looking Statements

Some of the information presented in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and often contain words such as "may," "estimate," "anticipate," "believe," "expect," "intend," "plan," "project," "will" and similar words and phrases indicating future results. The information presented in this release related to our outlook for the Company’s first quarter ending March 31, 2015, future demand for our products and the expected impact of acquisition activity, the quotation of Alex Mashinsky, as well as other statements that are not purely statements of historical fact, are forward-looking in nature. These forward-looking statements are made on the basis of management's current expectations, assumptions, estimates and projections and are subject to significant risks and uncertainties that could cause actual results to differ materially from those anticipated in such forward-looking statements. The Company therefore cannot guarantee future results, performance or achievements. Actual results could differ materially from the Company's expectations.
Factors that could cause actual results to differ materially from Novatel Wireless' expectations are set forth as risk factors in the Company's SEC reports and filings and include (1) the future demand for wireless broadband access to data, (2) the growth of wireless wide-area networking, (3) changes in commercially adopted wireless transmission standards and technologies including 3G and 4G standards, (4) continued customer and end user acceptance of the Company's current products and market demand for the Company's anticipated new product offerings, (5) increased competition and pricing pressure from current or future wireless market participants, (6) dependence on third party manufacturers in Asia and key component suppliers worldwide, (7) unexpected liabilities or expenses, (8) the Company's ability to introduce new products in a timely manner, (9) litigation, regulatory and IP developments related to our products or component parts of our products, (10) dependence on a small number of customers, (11) the effect of changes in accounting standards and in aspects of our critical accounting policies and (12) the Company's plans and expectations relating to acquisitions, strategic relationships, international expansion, software and hardware developments, personnel matters and cost containment initiatives.
These factors, as well as other factors described in the reports filed by the Company with the SEC (available at www.sec.gov), could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. Novatel Wireless assumes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, except as otherwise required pursuant to applicable law and our on-going reporting obligations under the Securities Exchange Act of 1934, as amended.

Non-GAAP Financial Measures

Novatel Wireless has provided in this release financial information that has not been prepared in accordance with GAAP. Non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net income (loss) and net income (loss) per share exclude restructuring charges, the final payment by the Company in its shareholder litigation, the recognition of a beneficial conversion feature on convertible preferred stock that converted to common stock in the quarter, accruals related to an all-employee retention bonus plan adopted in 2014 as part of the Company’s turnaround efforts, a gain associated with a change in fair value of a Company-issued warrant to purchase common stock, a refund from an escrow account related to a historic acquisition (net of claims against the escrow account), share-based compensation expenses, and amortization of intangibles associated with a historic acquisition. Adjusted EBITDA also excludes interest, taxes, depreciation and amortization.
Non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net income (loss) and net income (loss) per share are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. These non-GAAP financial measures are not intended to be used in isolation and, moreover, they should not be considered as a substitute for net income, diluted earnings per share, operating expenses, gross margin or any other performance measure determined in accordance with GAAP. We present non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net income (loss) and net income (loss) per share because we consider each to be an important supplemental measure of our performance.
Management uses these non-GAAP financial measures to make operational decisions, evaluate the Company's performance, prepare forecasts and determine compensation. Further, management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance when planning, forecasting and analyzing future periods. The stock-based compensation expenses are expected to vary depending on the number of new grants issued to both current and new employees, and changes in the Company's stock price, stock market volatility, expected option life and risk-free interest rates, all of which are difficult to estimate. In calculating non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net income (loss) and net income (loss) per share, management excludes restructuring charges and other non-cash and one-time items in order to facilitate comparability of the Company's operating performance on a period-to-period basis because such expenses are not, in management's review, related to the Company's ongoing operating performance. Management uses this view of its operating performance for purposes of comparison with its business plan and individual operating budgets and allocation of resources.
We further believe that these non-GAAP financial measures are useful to investors in providing greater transparency to the information used by management in its operational decision-making. We believe that the use of non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net income (loss) and net income (loss) per share also facilitates a comparison of Novatel Wireless' underlying operating performance with that of other companies in our industry, which use similar non-GAAP financial measures to supplement their GAAP results.
Calculating non-GAAP gross profit, gross margin, operating expenses, adjusted EBITDA, net income (loss) and net income (loss) per share have limitations as an analytical tool, and you should not consider these measures in isolation or as substitutes for GAAP metrics. In the future, we expect to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items in the presentation of our non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Investors and potential investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. Limitations in relying on non-GAAP financial measures include, but are not limited to, the fact that other companies, including other companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting their usefulness as a comparative tool.
Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within this press release with our GAAP financial results.

(C) 2015 Novatel Wireless, Inc. All rights reserved. The Novatel Wireless name and logo are trademarks of Novatel Wireless, Inc.

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Investor Relations Contact:

Michael Sklansky
(858) 431-0792
msklansky@nvtl.com

Source: Novatel Wireless, Inc.

NOVATEL WIRELESS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	$55,361	$65,335	$185,245	$335,053
Cost of net revenues	42,855	53,296	148,198	266,759
Gross profit	12,506	12,039	37,047	68,294
Operating costs and expenses:
Research and development	10,150	8,979	34,314	48,246
Sales and marketing	3,976	4,159	13,792	20,898
General and administrative	2,522	4,970	15,402	24,179
Amortization of purchased intangible assets	140	140	562	562
Shareholder litigation loss	790	14,326	790	14,326
Restructuring charges	280	893	7,760	3,304
Total operating costs and expenses	17,858	33,467	72,620	111,515
Operating loss	(5,352)	(21,428)	(35,573)	(43,221)
Other income (expense):
Change in fair value of warrant liability	1,508	—	(3,280)	—
Interest income (expense), net	(57)	4	(85)	113
Other expense, net	(494)	(139)	(612)	(222)
Loss before income taxes	(4,395)	(21,563)	(39,550)	(43,330)
Income tax provision (benefit)	51	(257)	124	83
Net loss	$(4,446)	$(21,306)	$(39,674)	$(43,413)
Per share data:
Net loss per share:
Basic	$(0.10)	$(0.63)	$(1.05)	$(1.28)
Weighted average shares used in computation of net loss per share:
Basic	45,054	34,084	37,959	33,948

NOVATEL WIRELESS, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	December 31,	December 31,
	2014	2013
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,739	$2,911
Marketable securities	2,114	16,612
Restricted marketable securities	—	2,566
Accounts receivable, net	24,213	39,985
Inventories	37,803	27,793
Deferred tax assets, net	34	100
Prepaid expenses and other	7,878	5,662
Total current assets	87,781	95,629
Property and equipment, net	5,279	9,901
Marketable securities	—	3,443
Intangible assets, net	1,493	2,131
Deferred tax assets, net	—	81
Other assets	467	280
Total assets	$95,020	$111,465
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$34,540	$24,538
Accrued expenses	23,844	23,271
Current portion of litigation settlement	—	4,326
Short-term margin loan facility	—	2,566
Total current liabilities	58,384	54,701
Revolving credit facility	5,158	—
Other long-term liabilities	932	1,848
Non-current portion of litigation settlement	—	10,000
Total liabilities	64,474	66,549
Commitments and Contingencies
Stockholders' equity:
Common stock	46	34
Additional paid-in capital	466,665	441,368
Accumulated other comprehensive income	—	5
Accumulated deficit	(411,165)	(371,491)
	55,546	69,916
Treasury stock at cost	(25,000)	(25,000)
Total stockholders' equity	30,546	44,916
Total liabilities and stockholders' equity	$95,020	$111,465

NOVATEL WIRELESS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(4,446)	$(21,306)	$(39,674)	$(43,413)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,519	2,175	7,408	8,949
Impairment loss on equipment, leasehold improvements and software license intangible assets	—	400	—	418
Provision for bad debts, net of recoveries	(101)	931	86	1,936
Provision for excess and obsolete inventory	349	1,275	3,382	4,344
Share-based compensation expense	674	595	2,290	3,443
Change in fair value of warrant liability	(1,508)	—	3,280	—
Shareholder litigation loss	—	14,326	—	14,326
Non-cash income tax expense (benefit)	87	(46)	87	220
Changes in assets and liabilities:				—
Accounts receivable	3,146	6,625	15,688	730
Inventories	(10,013)	(2,043)	(13,392)	6,879
Prepaid expenses and other assets	(3,703)	1,680	(2,403)	(489)
Accounts payable	4,536	(21,926)	10,036	(19,237)
Accrued expenses, income taxes, and other	2,923	(4,988)	(2,809)	(4,733)
Net cash used in operating activities	(6,537)	(22,302)	(16,021)	(26,627)
Cash flows from investing activities:
Purchases of property and equipment	(240)	(106)	(1,753)	(5,011)
Purchases of intangible assets	(288)	—	(431)	—
Purchases of marketable securities	(104)	(2,024)	(1,359)	(24,262)
Marketable securities maturities/sales	3,348	9,166	21,861	40,897
Net cash provided by investing activities	2,716	7,036	18,318	11,624
Cash flows from financing activities:
Proceeds from the issuances of Series C preferred and common stock, net of issuance costs	—	—	14,163	—
Proceeds from the issuance of short-term debt, net of issuance costs	—	6,900	—	20,300
Principal repayments of short-term debt	—	(6,765)	(2,566)	(17,734)
Repayment of shareholder note payable, including interest	(5,026)	—	(5,026)	—
Borrowings on revolving credit facility	5,158	—	5,158	—
Taxes paid on vested restricted stock units, net of proceeds from stock option exercises	(692)	(37)	(1,067)	(552)
Net cash provided by financing activities	(560)	98	10,662	2,014
Effect of exchange rates on cash and cash equivalents	(43)	(59)	(131)	(144)
Net increase (decrease) in cash and cash equivalents	(4,424)	(15,227)	12,828	(13,133)
Cash and cash equivalents, beginning of period	20,163	18,138	2,911	16,044
Cash and cash equivalents, end of period	$15,739	$2,911	$15,739	$2,911

NOVATEL WIRELESS, INC.
Reconciliation of GAAP Net Loss to Non-GAAP Net Income (Loss)
Three and Twelve Months Ended December 31, 2014
(In thousands)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31, 2014		December 31, 2014
	Net Income (Loss)	Income (Loss) Per Share	Net Income (Loss)	Income (Loss) Per Share
GAAP net loss	$(4,446)	$(0.10)	$(39,674)	$(1.05)
Adjustments:
Share-based compensation expense (a)	674	0.01	2,290	0.06
Acquisition related charges (b)	223	0.00	895	0.02
Shareholder litigation loss (c)	790	0.02	790	0.02
Retention bonus (d)	5,500	0.12	5,500	0.14
Restructuring charges (e)	280	0.01	7,760	0.20
Change in fair value of warrant liability (f)	(1,508)	(0.03)	3,280	0.09
Fair value of beneficial conversion feature (g)	445	0.01	445	0.01
Gain on acquisition-related escrow refund, net of related claims (h)	(1,613)	(0.04)	(1,613)	(0.04)
Non-GAAP net income (loss)	$345	$0.01	$(20,327)	$(0.54)

(a) Adjustments reflect share-based compensation expense recorded under ASC Topic 718
(b) Adjustments reflect amortization of purchased intangibles
(c) Adjustments reflect shareholder litigation loss
(d) Adjustments reflect accruals for an all-employee retention bonus
(e) Adjustments reflect restructuring charges
(f) Adjustments reflect change in fair value of warrant liability
(g) Adjustments reflect fair value of the beneficial conversion feature of preferred shares
(h) Adjustments reflect gain on acquisition-related escrow refund, net of related claims

See "Non-GAAP Financial Measures" for information regarding our use of Non-GAAP financial measures.

NOVATEL WIRELESS, INC.
Reconciliation of GAAP Operating Costs and Expenses to Non-GAAP Operating Costs and Expenses
(In thousands)
(Unaudited)

	Three Months Ended December 31, 2014
	GAAP	Share-based compensation expense (a)	Purchased intangibles amortization (b)	Restructuring charges (c)	Shareholder litigation (d)	Retention bonus (e)	Other (f)	Non-GAAP
Cost of net revenues	$42,855	$11	$83	$—	$—	$570	$—	$42,191
Operating costs and expenses:
Research and development	10,150	207	—	—	—	3,070	—	6,873
Sales and marketing	3,976	47	—	—	—	930	—	2,999
General and administrative	2,522	409	—	—	—	930	(1,613)	2,796
Amortization of purchased intangibles assets	140	—	140	—	—	—	—	—
Shareholder litigation loss	790	—	—	—	790	—	—	—
Restructuring charges	280	—	—	280	—	—	—	—
Total operating costs and expenses	$17,858	663	140	280	790	4,930	(1,613)	$12,668
Total		$674	$223	$280	$790	$5,500	$(1,613)

(a) Adjustments reflect share-based compensation expense recorded under ASC Topic 718
(b) Adjustments reflect amortization of purchased intangibles
(c) Adjustments reflect restructuring charges
(d) Adjustments reflect shareholder litigation loss
(e) Adjustments reflect accruals for an all-employee retention bonus
(f) Adjustments reflect gain on acquisition-related escrow refund, net of related claims

See "Non-GAAP Financial Measures" for information regarding our use of Non-GAAP financial measures.

NOVATEL WIRELESS, INC.
Reconciliation of GAAP Operating Costs and Expenses to Non-GAAP Operating Costs and Expenses
(In thousands)
(Unaudited)

	Twelve Months Ended December 31, 2014
	GAAP	Share-based compensation expense (a)	Purchased intangibles amortization (b)	Restructuring charges (c)	Shareholder litigation (d)	Retention bonus (e)	Other (f)	Non-GAAP
Cost of net revenues	$148,198	$5	$333	$—	$—	$570	$—	$147,290
Operating costs and expenses:
Research and development	34,314	654	—	—	—	3,070	—	30,590
Sales and marketing	13,792	247	—	—	—	930	—	12,615
General and administrative	15,402	1,384	—	—	—	930	(1,613)	14,701
Amortization of purchased intangibles assets	562	—	562	—	—	—	—	—
Shareholder litigation loss	790	—	—	—	790	—	—	—
Restructuring charges	7,760	—	—	7,760	—	—	—	—
Total operating costs and expenses	$72,620	2,285	562	7,760	790	4,930	(1,613)	$57,906
Total		$2,290	$895	$7,760	$790	$5,500	$(1,613)

(a) Adjustments reflect share-based compensation expense recorded under ASC Topic 718
(b) Adjustments reflect amortization of purchased intangibles
(c) Adjustments reflect restructuring charges
(d) Adjustments reflect shareholder litigation loss
(e) Adjustments reflect accruals for an all-employee retention bonus
(f) Adjustments reflect gain on acquisition-related escrow refund, net of related claims

See "Non-GAAP Financial Measures" for information regarding our use of Non-GAAP financial measures.

NOVATEL WIRELESS, INC.
Reconciliation of GAAP Loss before Income Taxes to Adjusted EBITDA
Three and Twelve Months Ended December 31, 2014
(In thousands)
(Unaudited)

	Three Months Ended	Twelve Months Ended
	December 31,	December 31,
	2014	2014
Loss before income taxes	$(4,395)	$(39,550)
Depreciation and amortization	1,519	7,408
Share-based compensation expense	674	2,290
Shareholder litigation loss	790	790
Restructuring charges	280	7,760
Retention bonus plan	5,500	5,500
Change in fair value of warrant liability	(1,508)	3,280
Gain on acquisition-related escrow refund, net of related claims	(1,613)	(1,613)
Fair value of beneficial conversion feature	445	445
Other expense, net	106	252
Adjusted EBITDA	$1,798	$(13,438)

See "Non-GAAP Financial Measures" for information regarding our use of Non-GAAP financial measures.

NOVATEL WIRELESS, INC.
Segment Reporting
Three and Twelve Months Ended December 31, 2014 and 2013
(In thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues by reportable segment:
Mobile Computing Products	$47,017	$56,989	$145,500	$297,499
M2M Products and Solutions	8,344	8,346	39,745	37,554
Total	$55,361	$65,335	$185,245	$335,053

Operating loss by reportable segment:
Mobile Computing Products	$(3,263)	$(18,138)	$(23,339)	$(27,939)
M2M Products and Solutions	(2,089)	(3,290)	(12,234)	(15,282)
Total	$(5,352)	$(21,428)	$(35,573)	$(43,221)

	December 31,	December 31,
	2014	2013
Identifiable assets by reportable segment:
Mobile Computing Products	$79,368	$96,516
M2M Products and Solutions	15,652	14,949
Total	$95,020	$111,465